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Women-ownedBlack-owned
SHOKi Beverages Corporation

Beverage & Food Brand

San Rafael, CA 94901
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
SHOKi Beverages Corporation is seeking investment to expand our cannabis' product reach in California.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

SHOKi Beverages Corporation is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Recognition on website Invest $100 or more to qualify. Unlimited available
Invitation to fall party exclusively for investors + brand partners Invest $500 or more to qualify. Unlimited available
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"SHOKi cannabis food and beverages are gorgeous non-alcoholic products that can help you quiet the noise of the day, and escape to a warm and sweet paradise any time you'd like."

-Founder, Tiffany Yarde

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WELCOME TO SHOKI!
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SHOKi Bev is a premium award-winning Afro-Caribbean edibles manufacturer that makes mixers and tasty bar snacks for sophisticated and curious cannabis shoppers in the state of California, New York and New Jersey. Our all-natural flavors hail from our travels through West Africa and the rich Caribbean heritage of our upbringing. Don't play that dangerous game of trial and error just to find what works for you! Our tribe loves flavor and are looking for vibes they can manage. Last winter we introduced to the NY market our limited edition 5:1 CBD full spectrum luxury gelees line. Check us out!

PRESS
First Black-Owned Afro-Caribbean Cannabis Beverage Brand & Manufacturer Launches New E-Commerce Store

/PRNewswire/ -- 1 year after launching the first award-winning Black-owned Afro-Caribbean cannabis beverages in California, today, SHOKi

Beverages Corporation...

Politics NY - 2022 Cannabis Power Player's List

Almost a year after the legalization of recreational marijuana — a significant victory for social justice advocates and cannabis industry enthusiasts — New York State continues to progress toward full implementation of the Marijuana Regulation and Taxation Act.

Cannabis Drinks on the Rise

"We make beverages designed for zero-proof living. That's our phrase: 'Zero-proof living can be very sexy,'" Yarde says. "That's our stance, and we infuse that with our heritage and the flavors we grew up on — the Afro-Caribbean lens of who we are." Yarde's parents immigrated from Barbados in the 1970s and her co-founder is Ghanian, she adds. Tribe SHOKi's flavors hail from the African diaspora, and incorporate "spice, flavor, [and] kick" that's "bold and fun."

The Buzz-Making, Hangover-Free Promise of Weed Drinks

Soda Pot, with its garish cans and THC overload, is a thing of the past. Now, weed drinks are brightly flavored and microdosed.

This Unique Alcohol-free Beverage Brand is a Whole Vibe

SHOKI offers two beverage ranges for those looking for cocktail alternatives. Make your choice, pop the top, and vibe out.

SHOKi Wins Arcview Pitch Fest 2021

SHOKi wins our Female Founder Pitch Fest, put on by Arcview Group's Women's Inclusion Network + Pitch Force by PeopleConnect! SHOKi Bev is a vision forged in Ghana, brought to life in the republic of Brooklyn and manufactured in CA, NJ, and NY. Created by Black women passionate about holistic healing, travel, wine, cocktails, cannabis, and amazing food.

15 Minutes of Genius - Episode 116 with Tiffany Yarde of Shoki Beverage

A Black and Women-owned beverage and lifestyle company that makes, award-winning, Afro-Caribbean spirit-free cocktail mixers. Flavors hail from our travels t...

Be Good Daily: (S1 | E2) Tiffany Yarde, CEO of Shoki Beverages — be good

From wine to cannabis--Starting your own cannabis drink company. Learn what it takes to get off the ground!

Bar Hacks Podcast - The Industry's Voice - Episode 21 with SHOKi Bev. Corp

David sits down to chat with SHOKI founder Tiffany Yarde. SHOKI is an alcohol-free beverage made with Afro-Caribbean flavors and spices that comes in a variety of expressions, such as the hibiscus-forward Ruby Spice. A trip to Ghana inspired Tiffany to leave the corporate world behind and bring a truly unique beverage brand to market, launching in September of 2020. Tiffany and David discuss what sets SHOKI apart from other beverages, alcohol-free alternatives, how operators can help small brands and vice versa, and the cannabis industry. Connect with SHOKI on Instagram at @tribeshoki and learn more about SHOKI at https://shokifree.com. To connect with with the Bar Hacks podcast, visit @barhacks, and connect with David at @david.ex.machina. Cheers!

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THE TEAM
Tiffany Yarde
Co-founder & CEO

Tiffany is a B2B marketing executive with 14 years of experience in:

Strategic communications

Diversity & Inclusion strategy

Business development plans

Branding, events, and activations

Additionally, she has spent the past 4 years in DEI, spearheading 200+ attendee learning events.

Tiffany is also an expert in wine- she is Level 2 WSET Certified and the owner of Motovino, LLC, an organization that uses wine as a platform to introduce impactful business skills that help professionals take control of their careers and upward mobility. She is also a published author: "How to Wine With Your Boss and 6 Other Tips to Fast Track Your Career" By Tiffany Yarde (ISBN: 1939665965)

Certifications include:

Certified food safety manager

Acidified food formulator

Education:

Fordham University, B.S. ,Accounting

New York University, MSc, Human Capital Management

New York University, Communications Certificate

Memberships:

National Cannabis Industry Association

Minority Cannabis Business Association

Minorities 4 Medical Marijuana

Brooklyn Chamber of Commerce

Floret Coalition

George Yehouessi
Co-founder & CSO

George is an expert in brand building, sales, and consumer-centric programming for telecoms companies, and content development agencies. He is the Executive Director of Revo Education, an educational software development company based in Accra, Ghana. He also has extensive marketing experience with companies like Global Grind, Fox, and Viacom.

George also has extensive experience in investment and operations: as Chief Operation Officer for RLG, an electronic consumer brand in Ghana, he led brand transformation initiatives in Ghana and further expanded the company into Lagos and Gambia respectively. He is also the Founder of CubixGhana, a company with diverse investment portfolio in IT related hardware procurement, Cannabis and Real Estate.

Education:

MSc, Business Marketing, Central University in Accra, Ghana

Maggie Connor
Board of Advisors

Maggie Connors is a seasoned cannabis executive and award-winning brand builder. She was a pioneer in the legal cannabis industry as Founder & CEO of besito, a company she started in Los Angeles in 2017 and sold to SPARC in 2021. Under Maggie's leadership, besito synthesized creativity and inclusivity into an unrivaled vision within the industry, earning its patented products and marketing campaigns Clio awards for Brand Design and Advocacy. Prior to joining the cannabis industry, Maggie worked in brand management and product design at Starbucks, PepsiCo, and Apple. She has an MBA from Stanford University and a BA from Northwestern University.

Shanita Penny
Board of Advisors

Shanita Penny is a business professional and entrepreneur with over 18 years of experience helping world class companies and startups solve complex issues and improve business performance in multiple industries. Shanita is a proud alumna of North Carolina Agricultural & Technical State University, where she earned a Bachelor of Science in Transportation and Logistics Management and completed internships with Polo Ralph Lauren, Harley-Davidson and Miller Brewing Company. As a lifelong learner, she brought her corporate experiences into the classroom during her graduate studies at the University of Baltimore and Towson University. Shanita fearlessly led a team of marketing consultants in Lisbon, Portugal as a Wright

Global Scholar while working towards a Master of Science in Business Administration with a specialization in International Marketing. In 2015 she launched Budding Solutions, a boutique cannabis consulting firm based in Baltimore, MD, to provide Management and Strategy consulting services to small businesses and multistate operators. Budding Solutions supports cannabis advocates, business professionals, entrepreneurs and policymakers nationwide to achieve exceptional results. Over the past 5 years, she has helped clients establish and scale compliant, successful cannabis businesses, while simultaneously empowering them to positively impact the burgeoning cannabis industry and the greater community. Budding Solutions' client portfolio includes: 4Front, Ardent Cannabis, FiveTen Wellness, Julian Marley JuJu Royal Brand, Keystone Dispensaries, Kind Therapeutics and 4thMVMT.

Kristin Jordan
Board of Advisors

Kristin Jordan is the Founder + CEO of Park Jordan, a commercial real estate brokerage and advisory services firm serving the cannabis industry. She is also an attorney, drug policy activist, and thought leader. Formerly, Kristin served as the Director of Real Estate at Acreage Holdings. In that role, Kristin led Acreage's efforts with regard to selecting real estate sites for the company's national footprint of cultivation, processing, and dispensary facilities, managing internal and external relationships, and negotiating and administering leases. Prior to her work in the cannabis sector, she practiced real estate law at several boutique firms and managed real estate portfolios for Kaplan, Inc., Morgan Stanley, and SoulCycle. She is a frequent speaker on real estate, cannabis regulations, and social equity and economic justice issues and in 2019 was distinguished by Forbes as one of "Fifteen Powerful and Innovative Women in Cannabis Right Now." Kristin's passion for advancing cannabis reform has extended to a variety of professional and non-profit endeavors. She is the Founder and CEO of Mannada, a NYC-based cannabis professional event production company, which launched The Maze, a weekly cannabis event listing newsletter, as well as the Cannabis Summit Series including the Cannabis Media Summit, Cannabis Real Estate Summit, and Cannabis Law Summit. Kristin is also a co-founder of the Cannabis Cultural Association, a non-profit organization, and the founder of the Asian Cannabis Roundtable, a professional networking organization, both of which she served as Executive Director. Additionally, Kristin is a member of the New York State Bar Association Committee on Cannabis and the Minority Cannabis Business Association Policy Committee and a 2022 Cannabis Industry Power Player by AM Metro NY. Kristin graduated from the State University at Albany with a BA degree and received her JD from the University of Richmond, T.C. Williams School of Law.

Ben York
Board of Advisors

As Director of Corporate Strategy at RampRate, Ben York oversees the deal intake, due diligence, and portfolio management of RampRate's investments and accelerator program. Ben also serves as the Wellness Lead within health & wellness, cannabis, psychedelics, and other related industries, providing guidance to clients across revenue models, go-to-market strategy, and fundraising strategy among other areas. Ben is an Advisor to Ensemble Brands, a data centric venture fund in the cannabis industry. Ben's background is in venture capital and startup finance. Prior to his roles with RampRate and Ensemble, Ben was the Due Diligence & Deal Flow Manager for the Arcview Collective Fund and an Investor at VU Venture Partners. Ben is also a Mentor for both the Eaze Momentum Accelerator and Founder Institute (SF) where he advises startups on everything from business plan formation to fundraising strategy.

Michael Fensterstock
Board of Advisors

Michael Fensterstock is a Co-Founder and COO of Huue and also serves on the Board. He is an enthusiastic, competitive and charismatic leader who is obsessed with innovation and superior customer experiences - having ranked as high as 31 on the International Doubles Squash Association - with a track record of superior performance in founding and building brands both domestically and globally (he has made products that Oprah said were her "favorite thing."). Michael spent a year of his career working with Jay Walker, Priceline.com Founder, as his Chief of Staff focusing on global healthcare and vaccine distribution solutions. Additionally, he ran Sales and Marketing for Epicured, a venture backed meal-delivery company in NYC and has been manufacturing consumer packaged goods across multiple categories for nearly two decades. He serves as a thought leader for LyfeBulb, a healthcare company whose mission is to reduce the burden of chronic disease through the power of the patient. Michael has an MBA from The Johns Hopkins Carey Business School and a BA from Bowdoin College.

Hasan Elkomey
Board of Advisors

Hasan Elkomey is a dynamic executive with 15+ years of experience achieving growth for global B2B organizations. Resourceful sales, operations and technical leader with an enduring reputation for delivering inventive business strategies, revenue growth, and client-focused solutions that improve business and client outcomes. Recognized for streamlining global revenue operations, implementing innovative technology solutions to solve business challenges, and motivating sales and marketing teams to drive revenue. Passionate curator of culture and organizational efficiency with a record of success in fast-paced global organizations. Fluent in Arabic.

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OUR MISSION

We are the creators of spirit-free cocktails and delicious foods powered by cannabis. The flavors hail from our travels through West Africa and the rich Caribbean heritage of our upbringing. Good food, and great drinks bring people together. Join us at the table for a perfect escape from the noise with every bite of paradise.

Entry product into the cannabis CPG category.
Cross-over product for alcohol-alternative lifestyles and the sober-curious.
African and Caribbean Diaspora inspired flavors.
E-commerce capacity with a scalable product portfolio.
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WINNERS OF WEEDCON CUP 2020 - BEST IN CLASS - EDIBLE

Weedcon Cup 2020 - Best in Class - Edible

BECOME AN INVESTOR!
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A billion dollar market is growing right before your eyes. Imagine shopping for the latest products that you're personally invested in? Now that's a vibe!

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INTENDED USE OF FUNDS

We're raising funds to make strategic investments into production and marketing. With a capital infusion at this stage in our growth, we can scale inventory efficiently, expand our digital footprint, and provide critical retail promotions. With this momentum, we can take calculated strides toward our projected revenue goals and push forward in pursuits of repeating our success in California with an additional cannabis license in the state of New York.

Inventory: increase production capabilities
Digital Marketing: includes press and media, influencer marketing, events and sponsorships, and branding
Structured Costs: working capital to cover development expenses
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THE COMPETITION

Cannabis beverages represent a $9B chunk of the massive edibles market, and is expected to reach $14B by 2025. While the category is expanding quickly, our offering differs as a lower dose option with superior flavors second to none.

Reaches a current gap in the market for low to mid-dose users looking for elevated options
More consumers are seeking zero-proof cocktail and mocktail options
Options for 5mg or 10mg per serving with unique flavors and all-natural ingredients
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OUR OFFERINGS

We offer premium drinks and bar snack products designed for modern and curious consumers. Our flagship product is a premium THC infused cocktail mixer with award-winning flavor profiles. In addition, we offer (or plan to offer) :

Seasonal sweets | flavored gelees and syrups infused with CBD or THC
Flavor packs & electrolytes | powdered supplements in multiple flavors
Restorative tonics and ciders
SHOKI BEVERAGE - BUSINESS PLAN
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Product Inventory $40,000
Fulfillment and Distribution Support $10,500
Digital Marketing $10,000

Activations $10,000

Mainvest Compensation $4,500

Total $75,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $876,000 $1,051,200 $1,261,440 $1,513,728 $1,967,846

Cost of Goods Sold $219,000 $262,800 $315,360 $378,432 $491,961

Gross Profit $657,000 $788,400 $946,080 $1,135,296 $1,475,885

EXPENSES

Rent $13,000 $13,325 $13,658 $13,999 $14,348

Insurance $1,500 $1,537 $1,575 $1,614 $1,654

Legal & Professional Fees $9,600 $9,840 $10,086 $10,338 $10,596

Marketing $50,000 $75,000 $100,000 $110,000 $130,000

Distribution & Testing Fees $75,000 $76,875 $78,796 $80,765 $82,784

Operating Profit $507,900 $611,823 $741,965 $918,580 $1,236,503

This information is provided by SHOKi Beverages Corporation. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Business Plan - Canvas Method.pdf

SHOKi Business Overview-Sept 2021 - PDF PITCH PRESENTATION.pdf

EIN verification.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends July 15th, 2022

Summary of Terms

Legal Business Name SHOKi Beverages Corp

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 2.5%-8.3%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

SHOKi Beverages Corporation has been operating since October 2020 and has since achieved the following milestones:

Within 8 weeks in 2020 opened first 10 accounts in California and by 2021:

Performed walkthroughs with 2 co-packers for continued production

Developed strong brand positioning

Expanded advisory board to include cannabis industry leaders

Built custom website for e-commerce sales of uninfused mixers and delta-8 hemp companion gelees.

In 2022 with significant fundraising we plan to open 50 accounts by Q4-2022 to push our first 10,000 units sold.

We have no debt and are self-funded YTD.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SHOKi Beverages Corporation to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

SHOKi Beverages Corporation operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SHOKi Beverages Corporation competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SHOKi Beverages Corporation's core business or the inability to compete successfully against the with other competitors could negatively affect SHOKi Beverages Corporation's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in SHOKi Beverages Corporation's management or vote on and/or influence any managerial decisions regarding SHOKi Beverages Corporation. Furthermore, if the founders or other key personnel of SHOKi Beverages Corporation were to leave SHOKi Beverages Corporation or become unable to work, SHOKi Beverages Corporation (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SHOKi Beverages Corporation and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SHOKi Beverages Corporation is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SHOKi Beverages Corporation might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SHOKi Beverages Corporation is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SHOKi Beverages Corporation

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SHOKi Beverages Corporation's financial performance or ability to continue to operate. In the event SHOKi Beverages Corporation ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SHOKi Beverages Corporation nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SHOKi Beverages Corporation will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SHOKi Beverages Corporation is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SHOKi Beverages Corporation will carry some insurance, SHOKi Beverages Corporation may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SHOKi Beverages Corporation could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect SHOKi Beverages Corporation's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SHOKi Beverages Corporation's management will coincide: you both want SHOKi Beverages Corporation to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SHOKi Beverages Corporation to act conservative to make sure they are best equipped to repay the Note obligations, while SHOKi Beverages Corporation might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If SHOKi Beverages Corporation needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SHOKi Beverages Corporation or management), which is responsible for monitoring SHOKi Beverages Corporation's compliance with the law. SHOKi Beverages Corporation will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SHOKi Beverages Corporation is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SHOKi Beverages Corporation fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SHOKi Beverages Corporation, and the revenue of SHOKi Beverages Corporation can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SHOKi Beverages Corporation to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by SHOKi Beverages Corporation. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
SHOKi Beverages Corporation isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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